FraserPapers

05010157

FILE No. 82-34837

July 28, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 0 2 2005
WASH, D.C. 198 SECTION

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Press Release dated July 25, 2005 as to financial results in the second quarter.
2. Management's Discussion and Analysis dated July 25, 2005.
3. Interim Consolidated Financial Statements dated July 2, 2005.
4. Certification of Interim Filings (President and Chief Executive Officer) dated July 25, 2005.
5. Certification of Interim Filings (Senior Vice President and Chief Administrative Officer) dated July 25, 2005.

If the Commission has any questions with respect to this letter or its enclosures, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: M Mueller
Marina Mueller
Assistant Corporate Secretary

Enclosures

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Reports Second Quarter Results

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (July 25, 2005) – Fraser Papers Inc. (TSX:FPS) today reported financial results for the second quarter ended July 2, 2005.

Fraser Papers generated a loss of $5 million or $(0.17) per common share for the quarter ended July 2, 2005 compared with a loss of $10 million or $(0.33) per share in the same quarter in 2004. The second quarter performance was below the first quarter of 2005 in which Fraser recorded earnings of $3 million or $0.10 per share.

	Three Months Ended		*Six Months Ended*	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**July 2, 2005**	June 26, 2004	**July 2, 2005**	June 26, 2004
EBITDA	**1**	10	**12**	10
Loss	**(5)**	**(10)**	**(2)**	(24)
per share	**$(0.17)**	**$(0.33)**	**$(0.07)**	$(0.80)

FINANCIAL AND OPERATING HIGHLIGHTS

In the second quarter ended July 2, 2005 Fraser Papers:

- Generated earnings before interest, taxes, depreciation and amortization (EBITDA) of $1 million compared to $10 million in 2004 and $11 million in the prior quarter.
- Completed the sale of timberlands in Maine for net pre-tax proceeds of $78 million, and a gain of $46 million.
- Reduced commitment to Norbord by $53 million through the acquisition of equipment formerly subject to lease agreements, enhancing annual cash flows by approximately $9 million.
- Recorded a pre-tax $40 million impairment charge relating to the Thurso hardwood kraft pulp mill.
- Repurchased 602,100 shares at an average price of CDN$12.79.
- Reached a five year agreement with unionized employees in Edmundston.

"While we are pleased with the progress that we are making on repositioning our asset base, we are disappointed in our financial performance during the quarter. Our results were negatively impacted by softening demand for uncoated freesheet products and a decline in lumber prices at a time when energy and fibre costs continue to rise across all of our operations" commented Dominic Gammiero, President and CEO of Fraser Papers.

OPERATIONAL AND PRICING ENVIRONMENT

Posted prices for commodity uncoated freesheet declined by 3% during the quarter. This price reduction does not fully reflect the actual impact to the net prices received by paper producers as higher energy costs and transportation fuel surcharges continue to negatively impact shipping costs.

Lumber pricing also decreased in the second quarter and did not improve as anticipated with the summer building season.

While pricing for commodity uncoated freesheet products weakened at the end of the second quarter, overall, the prices for Fraser's end products have improved significantly since the cyclical lows reached in late 2003 and early 2004. As prices have improved and approached trend levels however, costs increases have largely offset any impact that rising prices would have on the company's bottom line. This has led to an environment, for the entire paper industry in 2005, that is in many ways more challenging than prior cyclical downturns. The paper and forest products industry is experiencing unprecedented cost pressures and management expects that prices for Fraser's end products will eventually reflect the high cost environment.

VALUE CREATING INITIATIVES

During the second quarter, Fraser Papers continued to progress its strategy for repositioning its asset base and improving product mix.

Asset Repositioning

When Fraser Papers became a stand-alone company in June 2004, the Company announced a 12 to 18 month asset repositioning strategy. This included divesting of certain pulp, paper and timberland operations and reinvesting the proceeds in growth initiatives. The Company made significant progress during the second quarter and expects to substantially complete its asset repositioning during 2005.

During the second quarter of 2005, the company completed the sale of its 240,000 acres of timberlands in Maine for $80.5 million, resulting in a pre-tax gain of $46 million. At the time of closing, Fraser Papers entered into a 20 year fibre supply agreement with the buyer under which Fraser will continue to receive substantially the same volumes of fibre that it historically received from the timberlands. Fraser continues to own 765,000 acres of timberlands in New Brunswick.

During the second quarter, Fraser Papers announced the acquisition of a cogeneration power facility in Berlin, New Hampshire for $34 million. Subsequent to quarter end, the company announced that it acquired various manufacturing and mobile equipment for $19 million. As a result of lease terminations, these transactions are estimated to result in an improvement to Fraser Papers' annual cash flows of $9 million, furthering Fraser Papers' commitment to remove Norbord from various guarantees provided prior to the separation of the two companies in June, 2004. Upon repurchasing all of the leases that are subject to Norbord guarantees, Fraser Papers estimates that it will have invested $69 million in asset purchases for an increase in annual cash flow of $11 million.

Product Development

Fraser Papers' product development activities have been focused on increasing sales of the company's technical specialty papers from its Madawaska and Gorham paper mills. During the second quarter, 10% of the product mix was comprised of products developed within the last two years. The company has developed 17 new specialty paper products to date in 2005 for applications such as ultra-lightweight thermal base papers, food tray applications and high definition packaging.

As a result of these new products and positive developments in several technical specialty and publishing end markets, Fraser Papers expects to achieve its goal of eliminating 10% of its lowest margin grades in 2005 and 2006.

Cost Reductions

As a result of lower production volumes due to downtime, the company made limited progress in the second quarter in its margin improvement program ("MIP"). The MIP program measures improvements in EBITDA resulting from higher volumes, improved product mix and cost reductions assuming constant exchange rates and commodity prices. However, on a year-to-date basis, Fraser achieved $5 million in margin improvements which can be attributed to higher production volumes in the first quarter and reductions in fixed costs. These improvements served to partly offset higher fibre costs, energy costs and the impact of a stronger Canadian dollar. The negative impact of fibre costs, energy costs and foreign exchange for the first six months of 2005 was $25 million relative to 2004.

OUTLOOK

The company continues to benefit from its strong balance sheet with a low net debt to net debt plus equity ratio of 8% and a significant timberlands asset base. Looking to the balance of the year, Fraser will remain focused on executing the company's strategy of repositioning its asset base, cost structure and product mix. Cost reduction and product mix initiatives will be accelerated and the company will identify ways to rationalize its product offering in commodity grades. Any improvements in the company's operating results in the second half of 2005 will likely be generated from cost reductions and operating initiatives.

"Our company is uniquely positioned in a challenging industry environment with a strong balance sheet and a commitment from management and employees to reducing our cost structure and repositioning our assets. We are continuing to implement our strategic initiatives to ensure that Fraser will be well positioned to benefit from a normalized balance between paper prices and input costs when conditions in the industry improve" commented Dominic Gammiero, President and CEO of Fraser Papers.

Note to Reader

Fraser Papers was established as a stand-alone company on June 30th, 2004. As a result, comparative historical financial results may not be indicative of those that would have resulted had Fraser Papers existed as a stand-alone entity during those periods.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

July 25, 2005

This Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited consolidated financial statements and notes thereto for the three and six months ended July 2, 2005 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2004 and the Nexfor Inc. Circular to Shareholders dated May 3, 2004.

EBITDA, net debt, free cash flow and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis. All financial references are to U.S. dollars unless otherwise noted.

Distribution of Fraser Papers

On June 30, 2004, Norbord Inc. ("Norbord") completed a reorganization whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers Inc. and its subsidiaries (collectively, "Fraser Papers") and then distributed the shares of Fraser Papers Inc. (the "Company") to its shareholders.

For the three months and six months ended June 26, 2004 the consolidated financial statements accompanying this Management's Discussion and Analysis were prepared from the books and records of the Fraser Papers division of Norbord (the "Division"). Earnings per share for the three and six months ended June 26, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the reorganization were issued and outstanding for all periods presented. Readers are cautioned that as a result of the basis of presentation as described in note 1 to the interim consolidated financial statements, the operating results for the three and six months ended June 26, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during these periods.

Asset Repositioning

Sale of Maine Timberlands

On April 6, 2005 Fraser Papers announced that it had entered into an agreement to sell 240,000 acres of timberlands in Maine. This transaction closed during the second quarter of 2005 resulting in net proceeds of $78 million and a pre-tax gain of $46 million. At the time of closing, Fraser Papers entered into a 20 year fibre supply agreement pursuant to which it will continue to receive substantially the same volumes of fibre that it historically received from the timberlands. Fraser Papers will purchase the fibre based on fair market value as determined at the time of the purchases.

Investments in Equipment and Leases

During the second quarter, Fraser Papers acquired a cogeneration power facility in Berlin, New Hampshire for $34 million from an affiliate of Brascan Corporation, a related party. In addition, the Company acquired various manufacturing and mobile equipment previously under lease for $19 million. These transactions are consistent with Fraser Papers' commitment to remove Norbord from various guarantees prior to December 27, 2005. The maximum potential obligation on the remaining guarantees is estimated to be $25 million. The Company expects to acquire additional assets of $16 million prior to December 2005.

One of the assets acquired is a boiler in Park Falls, Wisconsin. Fraser Papers has leased that asset to Smart Papers LLC ("Smart Papers"), a specialty paper manufacturer in which Fraser Papers holds an equity investment. The lease runs through 2014 and is considered a direct financing lease due primarily to the ability of Smart Papers to purchase the boiler at the end of the lease term for a nominal amount. Lease payments of $2 million due in the next twelve months are included in accounts receivable. Lease payments due beyond one year of $14 million are included in other assets. Unearned finance income of $1 million is included in other liabilities and will be recorded in earnings over the life of the lease.

Sale of Midwest Operations

On January 5, 2005, Fraser Papers agreed to sell its text and cover business consisting of a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets. The transaction closed on February 18, 2005. An EBITDA loss of $3 million related to Park Falls for the period from January 1 through February 18, 2005 is included in the consolidated statement of operations.

As consideration for these net assets, Fraser Papers received a 40% interest in the purchaser, Smart Papers. The agreement includes various representations, warranties and indemnities that are standard in sales of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers' percentage of ownership. Fraser Papers accounts for its interest in the purchaser using the equity method of accounting. The financial statements for the second quarter and the first six months reflect $2 million of equity losses related to the Smart Papers investment. On a year-to-date basis Fraser Papers also realized a loss of $3 million on the sale as certain reserves for employee benefit costs were reversed during the second quarter.

Impairment Charge for Thurso Pulp Mill

During the second quarter, the Company recorded a pre-tax, non-cash impairment charge of $40 million against the assets of the pulp mill in Thurso, Quebec. The Company performed an impairment review as a result of a number of economic developments during the second quarter including, among other factors, the continued strength of the Canadian dollar, increasing input costs and significant worldwide pulp capacity additions, that have negatively affected the long-term profitability of this operation. Those developments indicate that the carrying amount of these assets may not be recoverable. The Company evaluated the recoverability of Thurso's long-lived assets and recorded a charge based on the amounts by which the fair value of the assets exceeded their carrying value. The fair value of the assets was determined based on a discounted cash flow analysis of the pulp mill's long-term projected operating results. See section on Critical Accounting Estimates.

Issuance of Senior Unsecured Notes

On March 17, 2005, the Company issued $150 million of senior unsecured notes. These notes mature in March 2015 and bear interest at an annual rate of 8.75%. Prior to the end of the first quarter, a portion of the proceeds from this offering was used to repay $75 million outstanding on the revolving term facility, which was then cancelled.

The remainder of the proceeds after the repayment of the revolving term credit facility will be used to acquire certain leased assets and for general corporate purposes.

Safety and Labour Relations

During the second quarter, Fraser Papers reached agreement with the Communications, Energy and Paper Workers local which represents most of the workers at the Company's pulp mill in

Edmundston, New Brunswick. The five year agreement follows the pattern reached within the pulp and paper industry.

Fraser Papers has undertaken a comprehensive review of its safety practices. As a result of this review and the sale of a number of operations, Fraser Papers has restated its historic safety statistics as measured by the Occupational Safety and Health Administration ("OSHA"). Through the end of the second quarter, Fraser Papers' OSHA rate was 5.97, a deterioration from the 4.76 in 2004 and 4.91 in 2003. Fraser Papers remains committed to achieving world-class safety performance and is determined to improve its environment, health and safety practices. However, Fraser Papers will likely not reach its stated target of 2.10 incidents per 200,000 hours worked in 2005.

Summary of Quarterly Results

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings (loss)	Earnings (loss) per Share (basic and diluted)(1)
2005			
2nd Quarter	**$217**	**$(5)**	**$(0.17)**
1st Quarter	256	3	0.10
2004			
4th Quarter	$257	$(21)	$(0.70)
3rd Quarter	261	2	0.07
2nd Quarter	257	(10)	(0.33)
1st Quarter	221	(14)	(0.47)
2003			
4th Quarter	$227	$(25)	$(0.83)
3rd Quarter	230	(19)	(0.63)

(1) Earnings per share for periods prior to the spin-off from Norbord are based on the assumption that the 30,111,976 common shares issued as a result of the spin-off were issued and outstanding for all periods presented.

Operating Results

Net sales for the first six months were $473 million, down 1% from net sales in the first six months of 2004 of $478 million. EBITDA for the first half of the year was $12 million, a 20% improvement from the $10 million generated in the first half of 2004. See also Business Segments. After adjusting for the sale of the Midwest operations and the Maine timberlands, sales for the six months were up 12% compared to the same period of last year, primarily due to an increase in pulp volumes and fine paper shipments.

Net sales for the quarter were $217 million, down 15% from the first quarter of 2005, and down 16% from net sales in the second quarter of 2004. After adjusting for sales from operations sold during 2005, the decrease in sales is 3% compared to the same quarter of last year. The lower sales amounts were due to market-related and maintenance downtime taken in the second quarter, lower paper shipments in the quarter, lower lumber prices, and the sale of the Midwest operations and the Maine timberlands. EBITDA for the quarter was $1 million, down from $11 million in the first quarter. In 2004, EBITDA was $10 million in the second quarter and for the first six months.

The decrease in EBITDA compared to the first quarter of 2005 was a result of lower sales, higher costs for energy, chemicals and fibre and the impact of market-related and maintenance shutdowns in the quarter. The seasonal slow down in the financial printing paper markets, unexpected declines in commodity freesheet pricing and low wood inventories due to an unusually wet spring season at some of our operations compelled us to proactively address critical maintenance that was originally scheduled for later in the year. The pulp mills at Edmundston,

New Brunswick and Berlin, New Hampshire took downtime of 10 days and one week, respectively. Our paper mills at Madawaska, Maine and Gorham, New Hampshire took two days and seven days respectively. Our two sawmills in New Brunswick were shut for one week due to low wood supplies as a result of an unusually wet spring season.

The Company's Paper segment generated an EBITDA loss of $2 million for the quarter and positive EBITDA of $4 million for the first six months. The Timber segment generated $3 million of EBITDA for the quarter and $8 million year-to-date. For further discussion see the Segmented Results section.

The Company incurred net interest expense on long-term debt of $3 million in the second quarter. Interest expense for the year-to-date period amounted to $4 million.

Depreciation expense was $10 million in the quarter, compared to $11 million in the first quarter. Depreciation for the first six months amounted to $21 million compared to $23 million for the same period of 2004. Depreciation was lower due to the sale of our Midwest operations and the Maine timberlands.

Liquidity and Capital Resources

In the second quarter cash flow generated from operations was $4 million, which is primarily the result of the drawdown of the seasonal investments in working capital made in the first quarter. The positive cash flows represent a considerable improvement from the second quarter of last year when use of operating cash flows amounted to $66 million. The outflows in the second quarter of 2004 were due mostly to significant increases in working capital balances resulting from the spin-out from Norbord.

The quarterly cash inflows from operating activities of $4 million represent an improvement over the use of $12 million in the first quarter of 2005. The improvement was a result of the drawdown of the seasonal increase of log inventories at the mills during the winter months, which was offset by the weaker operating results.

For the first six months of 2005, cash used in operations amounted to $8 million compared to the use of $86 million in the first half of 2004. The amount of cash flow used in operations in 2004 was due to a considerable increase in working capital, financed by contributions from Norbord.

During the quarter the Company generated $78 million in net cash proceeds from the sale of its Maine timberlands. Capital investments in the first six months were $42 million and included $38 million related to assets purchased in order to remove Norbord from guarantees that it had provided on behalf of Fraser Papers. The remaining $4 million was for sustaining capital investments. Fraser Papers also purchased a boiler which it leased to Smart Papers. The cost of this boiler was $15 million.

For the six months year-to-date, free cash flows amounted to $9 million as compared to negative $87 million in the first six months of 2004.

Fraser Papers' net debt stood at $43 million at July 2, 2005, representing 8% of net debt plus equity. The net debt position represents an improvement from the first quarter when net debt amounted to $64 million and 12% respectively. As at December 31, 2004 Fraser Papers had net debt of $41 million or 8% of net debt plus equity.

During the first quarter Fraser Papers issued $150 million of senior unsecured notes and repaid $75 million outstanding on the revolving credit facility with an affiliate of Brascan Corporation. The facility was then cancelled.

Fraser Papers has a committed revolving credit facility of $50 million. At July 2, 2005, $30 million of this facility was utilized in the form of letters of credit posted with certain suppliers. In addition, the Company had $108 million of cash and cash equivalents on hand as compared to $87 million at the end of the first quarter and nil as at December 31, 2004.

Fraser Papers currently has significant cash balances and available liquidity under credit lines to support growth, weather any downturns and pursue its business plan.

Contractual Obligations
Due to the issuance of the senior unsecured notes and the Company's asset repositioning activities the Company's significant contractual obligations have been deferred to future years as compared to our contractual obligations as of December 31, 2004. The following table presents the contractual obligations for which cash flows are fixed or determinable as of July 2, 2005:

US$ MILLIONS	**Total**	Less than one year	One to three years	Four to five years	After five years
Long-term debt	**$ 151**	$ —	$ 1	$ —	$ 150
Operating leases	**15**	5	7	2	1
Purchase obligations	**35**	23	12	—	—
Total contractual obligations	**$ 201**	**$ 28**	**$ 20**	**$ 2**	**$ 151**

Share Buy-back
During the quarter, the Company repurchased approximately 602,000 common shares at an average price of CDN$12.79 under a normal course issuer bid. As the purchase price is below the book value of the shares, the transactions have resulted in $4 million of contributed surplus. Under the bid, the Company can purchase up to an additional 900,000 shares before November 2, 2005. The number of shares outstanding as of July 25, 2005 was approximately 29.5 million.

Margin Improvements
For the first six months of 2005, Fraser Papers generated margin improvements of $5 million. Compared to 2004, we have seen product prices improve $21 million. Additionally we have reduced fixed costs at a number of our operations and improved production volumes. However, the lower sales volumes, higher costs for fibre, energy and chemicals, and the negative impact of a stronger Canadian currency have offset these benefits. We will continue our efforts to aggressively reduce costs in the second half of the year in order to offset these cost increases.

For the six months year-to-date our work hours per ton of paper produced, a measure of our labour productivity, improved by 12% from 4.68 in 2004 to 4.14 in 2005.

	Three Months Ended		***Six Months Ended***	
	Jul 2 2005	Jun 26 2004	**Jul 2 2005**	Jun 26 2004
Work hours/ton	4.24	4.46	4.14	4.68
Total pulp and paper produced (000's tons)(1)	271	282	564	527

(1) Excludes production from the Company's previously sold Midwest operations.

Benefit Plans

Total pension and post-employment benefit expense for Fraser Papers' defined benefit plans during the quarter was $2 million compared to an expense of $4 million in the first quarter of 2005. Funding in the quarter was $7 million compared with $10 million in the first quarter of the year. The decrease in pension expense can be attributed to the workforce reductions that were undertaken in 2004 and curtailment gains in certain of our plans as a result of the sale of the Midwest operations. The lower funding in the quarter is a result of the April funding payment being made in the first quarter of 2005. During the second quarter of 2004, contributions amounted to $5 million and pension expense was $2 million. For the first six months of 2004, benefit plan contributions and expense were $11 million and $7 million, respectively. For the remainder of the year, we anticipate funding levels to be comparable to the first half of 2005.

Income Tax Recovery

Income tax recovery of $10 million for the first six months of 2005 is due to the pre-tax loss generated and the $5 million reversal of valuation allowances recorded in the first quarter. The valuation allowances related to future income tax assets that were realized during the second quarter.

Commodity Hedges

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products. At July 2, 2005, Fraser Papers had entered into pulp swap agreements to deliver 54,000 tonnes of market pulp at an average price of $570 per tonne through December 2006. Fraser Papers realized a loss of $1 million on these swaps in the second quarter for a total loss of $3 million year-to-date. The unrealized loss on these swaps is $2 million as at July 2, 2005. In addition, during the first six months of 2005, Fraser Papers realized a loss on lumber futures contracts of less than $1 million. There are no lumber futures outstanding as of the end of the quarter.

Business Segments

The Company has two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and

ii) Timber, comprised of woodland operations.

Paper Segment

The Paper segment comprises 14 paper machines at two locations, two market pulp facilities and four sawmills. Products include fine paper, groundwood paper, paperboard, towel, hardwood pulp and softwood lumber. The Paper segment accounted for over 95% of Fraser Papers' net sales in the second quarter and the first six months and the comparative periods of last year.

	Three Months Ended		***Six Months Ended***	
US$ MILLIONS	**Jul 2 2005**	Jun 26 2004	**Jul 2 2005**	Jun 26 2004
Net sales	**$ 209**	$ 249	**$ 453**	$ 458
EBITDA	**(2)**	8	**4**	5
Depreciation	**(10)**	(12)	**(20)**	(22)
Capital investments	**40**	1	**42**	2

The Paper segment generated an EBITDA loss of $2 million in the second quarter compared to positive EBITDA of $6 million in the first quarter. The less favourable results are primarily due to the decrease in sales volumes, higher costs and shutdowns taken in the second quarter. For the second quarter and the first six months of 2004, the paper segment generated EBITDA of $8 million and $5 million, respectively, due mainly to higher sales and production volumes in the second quarter of 2004 compared to the first quarter.

Of the $2 million of negative EBITDA generated by the Paper segment in the second quarter, paper and pulp accounted for negative $4 million and negative $1 million respectively, while our lumber operations generated EBITDA of $3 million. The negative EBITDA for paper in the quarter is mostly due to lower sales volumes, increasing fibre and energy costs, as well as the maintenance shutdowns. The negative EBITDA in our pulp operations is predominantly the result of realized losses on our pulp swaps.

For the first six months of 2005, our lumber operations accounted for $7 million of EBITDA, and our pulp operations for negative $3 million.

After adjusting for the sale of the Midwest operations, paper production was down 8% during the quarter mostly due to the shutdowns and down 5% compared to the same quarter of last year. Total paper production for the six months year-to-date improved on a year-over-year basis at all paper facilities due to better operating efficiencies and, excluding our Midwest operations, production increased 3%.

Fraser Papers developed and marketed eight new specialty products during the quarter and a total of 17 year-to-date. For the first six months of 2005, at our Madawaska and Gorham mills, 10% of shipments represent products developed in the past two years.

Uncoated Freesheet

Uncoated fine paper demand improved in the first quarter of the year compared to 2004 but experienced softness starting in mid May 2005. Approximately two-thirds of Fraser Papers' total paper capacity is uncoated fine paper.

Excluding the Midwest operations, which were sold during the first quarter, Fraser Papers' shipments of uncoated fine papers decreased by 14% over the first quarter of 2005. Excluding the Midwest operations, shipments decreased 4% as compared to the second quarter of 2004.

For the six months year-to-date, shipments increased 10% compared to 2004 after adjusting for the Midwest operations' shipments.

The higher year-to-date volumes, as compared to 2004, are due to improved operating efficiencies and stronger paper demand in the first quarter of 2005, partly offset by downtime taken at the Gorham and Madawaska mills in the second quarter. The decrease in quarter-over-quarter shipments is a reflection of the weakness in demand experienced in May and June of 2005.

After adjusting for the sale of the Midwest operations, average mill net selling prices for fine paper increased 2% quarter-over-quarter and over the second quarter of 2004. For the six months year-to-date, selling prices were also up 2% compared to 2004.

Groundwood Paper

Demand continued to improve for groundwood papers in the second quarter. Groundwood shipments were up 2% compared to the first quarter. Shipments were down 3% compared to the

second quarter of last year. For the first six months of the year shipments were up 1% compared to last year.

Average prices realized for Fraser Papers' groundwood grades increased by 1% quarter-over-quarter and 10% compared to the second quarter of last year. For the six months year-to-date, average net selling prices are up 9% compared to the same period of last year.

Hardwood Pulp
Hardwood pulp prices in North America were up slightly compared to the first quarter of 2005. The pricing improvement compared to the second quarter of last year was 11%.

Fraser Papers' pulp shipments were down 18% compared to the first quarter and up 4% compared to the second quarter of last year. For the six months, shipments were up 27% from the same period last year due predominantly to market downtime taken in 2004 and strong shipments in the first quarter of 2005 compared to 2004.

Our production volumes were down 5% compared to the first quarter mostly due to maintenance and market-related shutdowns. Our costs of production continued to increase due to higher wood and energy costs. While NBSK spot markets experienced significant decreases during the quarter NBHK prices were relatively flat bringing the price premium for softwood over hardwood to less than $20 dollars per tonne.

Lumber
Lumber prices (Eastern Boston SPF 2 x 4) averaged $429 per MFBM in the second quarter of 2005, down 7% from the $462 in the first quarter. Prices are down 14% compared to both the second quarter and the first six months of last year.

Since May 22, 2002, Fraser Papers has been posting cash deposits for anti-dumping duties at a rate of 8.4% (3.8% in Q2, 2005) on shipments of softwood lumber to the U.S. from its two New Brunswick sawmills. Since the inception of the duties, Fraser Papers has paid $14 million.

Timber Segment
The Timber segment generated $3 million of EBITDA for the quarter and $8 million year-to-date as compared to $2 million and $5 million, respectively, in 2004. The improved earnings are due to higher prices relative to 2004, partly offset by the sale of the freehold timberlands in Maine in April 2005.

As at July 2, 2005 the Timber segment includes 310,000 hectares of freehold lands and Crown licenses in New Brunswick. In April 2005 the Company finalized the sale of the freehold lands in Maine. Approximately 50% of the segment's sales are directed to third parties and the remainder is consumed internally. Timber sales to third parties accounted for less than 5% of Fraser Papers' net sales in each of the first and second quarters of 2005.

	Three Months Ended		***Six Months Ended***	
US$ MILLIONS	**Jul 2 2005**	Jun 26 2004	**Jul 2 2005**	Jun 26 2004
Net sales	**$ 8**	$ 13	**$ 20**	$ 38
EBITDA	**3**	2	**8**	5
Depreciation	**—**	—	**(1)**	(1)
Capital investments	**—**	—	**—**	—

Logging activity is seasonal, the first and third quarters being the most profitable. Second quarter shipments decreased compared to the first quarter of 2005 due to seasonality and the sale of the Maine timberlands and amounted to 361,000 cubic metres as compared to 808,000 cubic metres in the first quarter.

Shipments

Shipments of all of the Company's products are detailed below.

	Three Months Ended		*Six Months Ended*	
	Jul 2 2005	Jun 26 2004	**Jul 2 2005**	Jun 26 2004
Paper (000 tons)				
Fine paper(1)	**100**	104	**217**	197
Groundwood paper	**46**	47	**91**	89
Paperboard	**12**	15	**25**	28
Towel	**9**	10	**18**	18
Pulp (000 tonnes)	**88**	85	**194**	153
Lumber (MMfbm)	**108**	110	**215**	200
Timber (000's m^3)(2)	**352**	366	**1,044**	1,063

(1) Excludes shipments from the Company's Midwest operations of 16,000 in Q1 and YTD 2005, and 34,000 and 65,000 tons in 2004 respectively.

(2) Excludes shipments from the Company's Maine timberlands of 9 in Q2 and 125 YTD 2005, and 38 and 154 in 2004 respectively.

Critical Accounting Policies and Accounting Estimates

The critical accounting policies and the accounting estimates used in the preparation of the July 2, 2005 financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2004. The impairment charge for Thurso is based on significant estimates due to the inherent uncertainty in predicting long-term cash flows, exchange rates and commodity prices. These estimates may be materially different from actual future cash flows due to a variety of factors including fluctuations in commodity prices and exchange rates.

Risks and Uncertainties

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Company's Annual Information Form for the year ended December 31, 2004.

The foregoing contains a review of developments that impacted Fraser Papers' performance during the second quarter and the first six months of 2005. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, loss/gain on sale of operations, fees on sale of accounts receivable, impairment charge, equity in earnings of associates and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Free cash flow is defined as cash provided by operating activities less total investing activities. Free cash flow is presented as a useful indicator of a company's ability to generate cash for financing activities.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

EBITDA

US$ MILLIONS	Three Months Ended Jul 2 2005	Jun 26 2004	Six Months Ended Jul 2 2005	Jun 26 2004
Earnings	**$ (5)**	$ (10)	**$ (2)**	$ (24)
Add: Interest expense, net	**3**	2	**4**	5
Add: Fees on sale of accounts receivable	**—**	1	**—**	2
Add: Income tax expense / (recovery)	**(2)**	5	**(10)**	4
Add: Depreciation	**10**	12	**21**	23
Add: Gain on sale of Maine Timberlands	**(46)**	—	**(46)**	—
Add: Impairment Charge	**40**	—	**40**	—
Add: Loss of equity accounted investee	**2**	—	**2**	—
Add: Loss on sale of Midwest operations	**(1)**	—	**3**	—
EBITDA	**$ 1**	$ 10	**$ 12**	$ 10

Free Cash Flow

US$ MILLIONS	Three Months Ended Jul 2 2005	Jun 26 2004	Six Months Ended Jul 2 2005	Jun 26 2004
Cash provided by operating activities	**$ 4**	$ (66)	**$ (8)**	$ (86)
Investing activities	**23**	(1)	**17**	(1)
Free cash flow	**$ 27**	$ (67)	**$ 9**	$ (87)

Net Debt

US$ MILLIONS	As at Jul 2 2005	As at Dec 31 2004
Debt	**$151**	$41
Cash and cash equivalents	**(108)**	—
Net debt	**$43**	$41

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
JULY 2, 2005
(unaudited)

Interim Consolidated Balance Sheets

(US$ millions)	**As at Jul 2, 2005**	As at Dec 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 108**	$ —
Accounts receivable *(note 5)*	**100**	119
Inventory	**102**	128
Future income taxes	**7**	10
	317	257
Property, plant and equipment		
Paper	**358**	436
Timber	**19**	19
Held for sale *(note 2)*	**—**	33
Other assets *(notes 4 and 11)*	**121**	25
	$ 815	$ 770

Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 91**	$ 110
Current debt *(note 6)*	**—**	40
	91	150
Long-term debt *(note 6)*	**151**	1
Other liabilities	**49**	65
Future income taxes	**51**	73
Shareholders' equity *(note 9)*	**473**	481
	$ 815	$ 770

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND NORBORD'S NET INVESTMENT

(unaudited)

	Three Months Ended		*Six Months Ended*	
(US$ millions, except per share information)	**Jul 2 2005**	Jun 26 2004	**Jul 2 2005**	Jun 26 2004
Net sales	**$ 217**	$ 257	**$ 473**	$ 478
Earnings before the following:				
Paper	**(2)**	8	**4**	5
Timber	**3**	2	**8**	5
	$ 1	$ 10	**$ 12**	$ 10
Gain on sale of Maine timberlands *(note 2)*	**46**	—	**46**	—
Impairment charge *(note 3)*	**(40)**	—	**(40)**	—
Loss on sale of Midwest operations *(note 4)*	**1**	—	**(3)**	—
Loss of equity accounted investee	**(2)**	—	**(2)**	—
Fees on sale of accounts receivable *(note 5)*	**—**	(1)	**—**	(2)
Interest expense, net	**(3)**	(2)	**(4)**	(5)
Earnings before depreciation and income taxes	**3**	7	**9**	3
Depreciation	**(10)**	(12)	**(21)**	(23)
Income tax recovery (expense) *(note 8)*	**2**	(5)	**10**	(4)
Loss	**$ (5)**	$ (10)	**$ (2)**	$ (24)
Loss per share (basic and diluted)	**$ (0.17)**	$ (0.33)	**$ (0.07)**	$ (0.80)
Weighted average number of shares (thousands)	*29,773*	*30,112*	*29,942*	*30,112*
Deficit, and Norbord's net investment				
Balance, beginning of period	**$ (16)**	$ 536	**$ (19)**	$ 548
Loss	**(5)**	(10)	**(2)**	(24)
Contribution by Norbord	**—**	—	**—**	2
Balance, end of period	**$ (21)**	$ 526	**$ (21)**	$ 526

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	*Three Months Ended*		*Six Months Ended*	
	Jul 2	Jun 26	**Jul 2**	Jun 26
(US$ millions)	**2005**	2004	**2005**	2004
Cash provided by (used for):				
Operating Activities				
Loss	**$ (5)**	$ (10)	**$ (2)**	$ (24)
Items not affecting cash:				
Depreciation	**10**	12	**21**	23
Future income taxes *(note 8)*	**(6)**	5	**(17)**	3
Gain on sale of Maine timberlands *(note 2)*	**(46)**	—	**(46)**	—
Impairment charge - Thurso pulp mill *(note 3)*	**40**	—	**40**	—
Employment benefits plan expense *(note 7)*	**2**	2	**6**	7
Non-cash foreign exchange	**(3)**	—	**(1)**	2
Amortization of deferred start-up costs	**1**	1	**2**	2
Loss of equity accounted investee	**2**	—	**2**	—
Loss on sale of Midwest operations *(note 4)*	**(1)**	—	**3**	—
Employment benefit plan funding	**(7)**	(5)	**(17)**	(11)
Other items	**(1)**	(1)	**1**	—
	(14)	4	**(8)**	2
Net change in non-cash working capital balances	**18**	(70)	**—**	(88)
	$ 4	$ (66)	**$ (8)**	$ (86)
Investing Activities				
Capital investments				
Paper	**(40)**	(1)	**(42)**	(2)
Timber	**—**	—	**—**	—
Investment in lease *(note 11)*	**(15)**	—	**(15)**	—
Proceeds on sale of Maine timberlands *(note 2)*	**78**	—	**78**	—
Other	**—**	—	**(4)**	1
	$ 23	$ (1)	**$ 17**	$ (1)
Financing Activities				
Issuance of debt *(note 6)*	**—**	—	**185**	—
Repayment of debt *(note 6)*	**—**	—	**(75)**	—
Debenture issue costs *(note 6)*	**—**	—	**(5)**	—
Share repurchases *(note 9)*	**(6)**	—	**(6)**	—
Contribution by Norbord	**—**	100	**—**	101
Bank advances	**—**	(4)	**—**	—
	$ (6)	$ 96	**$ 99**	$ 101
Increase in cash and cash equivalents	**$ 21**	$ 29	**$ 108**	$ 14

(See accompanying notes)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Fraser Papers Inc. as a separate corporation. In addition, "Norbord" means Norbord Inc. for periods after June 30, 2004 and Nexfor Inc. for periods prior to June 30, 2004.

Note 1. Basis of Presentation

On June 30, 2004, Nexfor Inc. completed a reorganization whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. Nexfor Inc. then changed its name to Norbord Inc. The Company became a separate publicly traded company governed by the Canada Business Corporations Act ("CBCA"). This distribution was effected by way of a plan of arrangement under the CBCA (the "Arrangement"). Norbord common shareholders effectively received one share of the Company, for each five shares of Norbord held.

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the years ended December 31, 2004 and 2003. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the years ended December 31, 2004 and 2003. These financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

For periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Fraser Papers division of Norbord ("the Division"). The financial results of the Division include the administrative costs associated with managing the Paper and Timber segments of Norbord. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in the consolidated financial statements for periods prior to June 30, 2004 represent inter-company allocations for services, such as tax and treasury, provided by Norbord.

Income taxes for periods prior to June 30, 2004 have been recorded at statutory rates based on income as reported in the consolidated statements of operations as though the Division was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Norbord's net investment. Future income taxes have been presented in the consolidated balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized, to the extent that they would have been realized, as though the Division was a separate tax paying entity.

Earnings per share for periods prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for all periods presented.

Norbord's net investment in the Division includes certain interest-bearing loans which were repaid at the time of the Arrangement. Interest expense recorded in the consolidated statements of

operations for periods prior to June 30, 2004 includes interest expense associated with these loans.

As a result of the basis of presentation described above, the consolidated statements of operations for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division historically operated as a stand-alone entity during those periods.

Note 2. Sale of Maine Timberlands

On May 19, 2005 Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers will be permitted to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

Note 3. Impairment Charge for Thurso Pulp Mill

During the quarter, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of its pulp mill in Thurso, Quebec. The Company performed an impairment review and considered the continued strength of the Canadian dollar, increasing input costs and significant worldwide pulp capacity additions, which have negatively affected the long-term profitability of this operation, to be indicators that the carrying amount of these assets may not be recoverable. As a result, the Company evaluated the recoverability of Thurso's long-lived assets and recorded an impairment charge based on the amounts by which the fair value of the assets exceeded their carrying value. The fair value of the assets was determined based on a discounted cash flow analysis of the pulp mill's long-term projected operating results.

Note 4. Sale of Midwest Operations

On February 18, 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). The results of operations and cash flows of the Midwest Operations are included in the interim consolidated financial statements up to the date of sale. Results of operations for the first quarter of 2005 included net sales of $17, loss before interest, income taxes and depreciation of $3 and depreciation expense of $1.

As consideration for these net assets, Fraser Papers received a 40% interest in Smart Papers LLC (the "Investment"), the purchaser of the Midwest Operations. The transaction has been accounted for at fair value with fair value based on the value of the Investment. The agreement governing the sale of these assets includes various representations, warranties and indemnities which are standard in any sale of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers' percentage of ownership.

The net assets sold to Smart Papers consisted of:

Operating working capital	$27
Property plant and equipment	61
Other liabilities	(2)
	$86

The Investment has a fair value of $82 and is included in other assets.

The loss on sale of the Midwest Operations of $3 consists of the amount by which the assets sold exceed the fair value of the Investment of $4, plus severance, benefits, legal and other professional costs of $3 less curtailment gains on employee benefit plans of $4. During the second quarter, reserves of $1 related to certain employee obligations were reversed.

The Investment of $82 includes approximately $76 which represents amounts in excess of Fraser Papers' proportionate share in the net book value of Smart Papers at the time of the transaction. This amount is being amortized over the estimated useful life of the underlying assets, and is included in the loss of equity accounted investee.

During the second quarter of 2005, loss of equity accounted investee amounted to $2.

Certain liabilities of the Midwest Operations have been retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service. In addition, Fraser Papers has agreed to post a letter of credit to support Smart Papers' closure obligation with respect to a landfill site.

Note 5. Accounts Receivable

Prior to the Arrangement, the Division sold a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Norbord.

Note 6. Debt

On March 15, 2005, the Company issued $150 senior, unsecured notes. The notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the notes contains certain covenants the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

On March 16, 2005, the Company repaid $75 owing to an affiliate of Brascan under a revolving credit facility. The facility was then cancelled.

Note 7. Employee Benefit Costs

Employee benefit costs for pensions and post retirement benefits totalled $2 (2004 — $2) for the quarter and $6 (2004 — $7) year-to-date.

Note 8. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three *Months Ended*		***Six Months Ended***	
(US$ millions)	**Jul 2 2005**	Jun 26 2004	**Jul 2 2005**	Jun 26 2004
Current tax expense	**$ (4)**	$ —	**$ (7)**	$ (1)
Future income tax recovery (expense)	**6**	(5)	**17**	(3)
Income tax recovery (expense)	**$ 2**	$ (5)	**$ 10**	$ (4)

Future income tax recovery for the six months year-to-date includes $5 related to the reversal of a valuation allowance as the benefit of the related future income tax assets was realized during the second quarter.

Income and income-related taxes paid or currently payable amounted to $7 for the first six months of 2005.

Note 9. Shareholders' Equity

Shareholders' equity is comprised of the following:

(US$ millions)	**Jul 2 2005**	Dec 31 2004
Common stock	**$ 490**	$ 500
Contributed surplus	**4**	-
Deficit	**(21)**	(19)
Shareholders' equity	**$ 473**	$ 481

In May 2005, the Company repurchased a total of 602,100 shares at a weighted-average price per share of CDN$12.79 for a total consideration of $6. As the purchase price was below the stated value of the common shares, the transactions resulted in a credit to contributed surplus of $4 and a decrease in common stock of $10.

Under the Normal Course Issuer Bid, approved by the Board of Directors in 2004, the Company can purchase up to an additional 900,000 shares before November 2, 2005.

Note 10. Commitments and Contingencies

Commodity Hedges

During the first six months of 2005, Fraser Papers realized a loss of less than $1 on lumber futures contracts representing approximately 15 million board feet of lumber. At July 2, 2005, there were no contracts outstanding. These contracts were designated as hedges of a portion of lumber sales.

Fraser Papers has entered into pulp swaps to deliver 54,000 tonnes of market pulp at an average price of $570 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of future pulp selling prices. During the second quarter and the first six months, Fraser Papers realized a loss on these contracts of $1 and $3, respectively. The unrealized loss on these swaps is $2.

Other

Norbord has provided guarantees for certain obligations of Fraser Papers. These were previously obligations of the Division. The maximum potential amount of the obligations guaranteed is estimated to be $25 which includes approximately $13 related to the Midwest Operations. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any of these guarantees that are outstanding on December 31, 2005. As security for these guarantees, Norbord has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Note 11. Related Party Transactions

All related party transactions are recorded at the exchange amount.

As a result of the Plan of Arrangement and the spin-off of Fraser Papers from Norbord, Fraser Papers has a number of relationships with Brascan and Norbord. During the quarter and the year-to-date period, transactions with these related parties, predominently to complete the separation from Norbord, included:

On April 22, Fraser Papers exercised its option to acquire a 25 megawatt cogeneration plant in Berlin, New Hampshire for $34 from an affiliate of Brascan. Prior to the acquisition, Fraser Papers purchased all of the output of this facility under a tolling agreement. By acquiring this facility, Fraser Papers removes Norbord from its guarantee of amounts owing under the tolling agreement.

As described in note 6, in March 2005 the Company repaid $75 owing to an affiliate of Brascan under a revolving credit facility and cancelled the facility. At July 2, 2005, the Company had $100 on deposit with an affiliate of Brascan on a demand basis. The deposit earns interest at market rates.

Fraser Papers purchases goods and services from Brascan and its affiliates including, rent, electricity, wood fibre and financial services. During the quarter and the first six months, Fraser Papers purchased approximately $2 and $5, respectively, of goods and services from Brascan and its affiliates. Included in accounts payable and accrued liabilities is $1 related to these purchases. Year-to-date, Fraser Papers sold approximately $1 of goods and services to Katahdin Paper Company LLC ("Katahdin"), an affiliate of Brascan. Fraser Papers earned a management fee of $2 in the second quarter and $4 for the first six months from Katahdin. Included in accounts receivable is $6 of accounts receivable from Katahdin.

Fraser Papers paid Norbord less than $1 for administrative services for each of the six month periods ended July 2, 2005 and June 26, 2004.

The Company has sold $1 of pulp to Smart Papers during the period subsequent to the sale of the Midwest Operations. Fraser Papers is leasing a boiler to Smart Papers. The lease runs through 2014 and is considered a direct financing lease due primarily to the ability of Smart Papers to purchase the boiler at the end of the lease term for a nominal amount. Lease payments of $2 due in the next twelve months are included in accounts receivable. Lease payments due beyond one year of $14 are included in other assets. Unearned finance income of $1 is included in other liabilities and will be recorded in earnings over the life of the lease. No amounts were received from Smart Papers under the lease during the quarter.

Note 12. Segmented Information

Fraser Papers has two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and
ii) Timber, comprised of woodland operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Management considers the sawmill operations an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in chip form which is used in the production of pulp and paper. Therefore they are considered part of the Paper segment. Management has determined that its woodlands operations, while an important aspect of its integration strategy, have unique aspects to their business and are managed differently.

Certain administration costs are allocated to the segments based on, among other things, the approximate amount of administrative resources expended on the segment.

Fraser Papers operates principally in Canada and the United States.

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Three months ended Jul 2, 2005				
Net sales	**$209**	**$12**	**$(4)**	**$217**
Less: Cost of sales	**211**	**9**	**(4)**	**216**
Operating earnings (loss) before depreciation:	**(2)**	**3**	**—**	**1**
Depreciation	**(10)**	**—**	**—**	**(10)**
Operating earnings (loss)	**$ (12)**	**$ 3**	**$ —**	**$ (9)**
Capital investments	**$ 40**	**$—**	**$—**	**$ 40**
Three months ended Jun 26, 2004				
Net sales	$ 249	$ 13	$ (5)	$ 257
Less: Cost of sales	241	11	(5)	247
Operating earnings (loss) before depreciation:	8	2	—	10
Depreciation	(12)	—	—	(12)
Operating earnings (loss)	$ (4)	$ 2	$—	$ (2)
Capital investments	$ 1	$—	$—	$ 1

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Six months ended Jul 2, 2005				
Net sales	**$ 453**	**$ 37**	**$ (17)**	**$ 473**
Less: Cost of sales	**449**	**29**	**(17)**	**461**
Operating earnings (loss) before depreciation:	**4**	**8**	**—**	**12**
Depreciation	**(20)**	**(1)**	**—**	**(21)**
Operating earnings (loss)	**$ (16)**	**$ 7**	**$—**	**$ (9)**
Capital investments	**$ 42**	**$—**	**$—**	**$ 42**
Six months ended Jun 26, 2004				
Net sales	$ 458	$ 38	$ (18)	$ 478
Less: Cost of sales	453	33	(18)	468
Operating earnings (loss) before depreciation:	5	5	—	10
Depreciation	(22)	(1)	—	(23)
Operating earnings (loss)	$ (17)	$ 4	$—	$ (13)
Capital investments	$ 2	$—	$—	$ 2

FraserPapers

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Dominic Gammiero, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending July 2, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 25, 2005

signed *"Dominic Gammiero"*

Dominic Gammiero
President and Chief Executive Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Glen McMillan, Senior Vice President and Chief Administrative Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending July 2, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 25, 2005

signed *"Glen McMillan"*

Glen McMillan
Senior Vice President
and Chief Administrative Officer